UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Alpharma Inc.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
020813101

(CUSIP Number)
Brian A. Markison
Chairman, President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
Copies to:
Morton A. Pierce
Ivan Presant
Chang-Do Gong
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10013
(212) 259-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 29, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	020813101

1	NAMES OF REPORTING PERSONS King Pharmaceuticals, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Tennessee

	7	SOLE VOTING POWER

NUMBER OF		100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.20 per share (including the associated preferred stock purchase rights, the “Shares”), of Alpharma Inc., a Delaware Corporation (“Alpharma”). At the effective time of the Merger, described below, all of the Shares were cancelled, as described below. At the effective time of the Merger, each outstanding share of common stock of Albert Acquisition Corp. (“Purchaser”), par value $0.01 per share, was converted into, and became one share of Class A Common Stock of Alpharma, par value $0.01 per share (the “Class A Common Stock”).
     Alpharma’s principal executive offices are located at 440 Route 22 East, Bridgewater, NJ 08807. Alpharma’s telephone number at such address is (908) 566-3800.
Item 2. Identity and Background.
     This Statement is filed by King Pharmaceuticals, Inc., a Tennessee corporation (“King”). King has its principal offices at 501 Fifth Street, Bristol, Tennessee 37620. See Schedule A hereto for a list of King’s current directors and executive officers, and each of their business addresses and present principal occupation or employment (such directors and executive officers, together with King, the “Reporting Persons”).
     King is a vertically integrated branded pharmaceutical company.
     During the past five years, neither King, nor, to the best of its knowledge, its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On November 23, 2008, King and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Alpharma. Pursuant to the Merger Agreement, Purchaser completed a tender offer (the “Offer”) to purchase all of the outstanding Shares of Alpharma, at a price of $37.00 per Share, net to seller in cash without interest and subject to any required withholding of taxes (the “Offer Price”). Following the completion of the Offer, Purchaser exercised its “top up” option under the Merger Agreement (the “Top Up Option”). Pursuant to the exercise of the Top Up Option, Purchaser purchased from Alpharma, at the Offer Price, 26 million Shares (the “Top Up Shares”) and paid the purchase price for such Shares by delivery of a promissory note. Purchaser merged with and into Alpharma (the “Merger”) on December 29, 2008, with Alpharma surviving the Merger as a direct, wholly-owned subsidiary of King, and each outstanding share of common stock of Purchaser was converted into and became one share of Class A Common Stock.
     The aggregate consideration paid by King in the Offer and the Merger was approximately $1.6 billion (equity value), plus related transaction fees and expenses. King funded the purchase of the Shares acquired pursuant to the Offer and the Merger through available cash as well as through (i) King’s $475 million Credit Agreement, dated April 19, 2007 (the “Credit Agreement”), as amended by Amendment No. 1 to the Credit Agreement, dated as of December 5, 2008, by and among King, Credit Suisse, Cayman Islands Branch, Wachovia Bank, National Association, Bank Hapoalim B.M., Bank of America, N.A., Chang Hwa

Commercial Bank, Ltd., New York Branch, Citibank, N.A., Dnb NOR Bank ASA, First Commercial Bank, Los Angeles Branch, First Tennessee Bank, National Association, Fortis Bank, JPMorgan Chase Bank, N.A., the Royal Bank of Scotland plc, and U.S. Bank, N.A. and (ii) King’s $200 million Term Loan Credit Agreement, dated December 29, 2008, comprised of a four-year senior secured loan facility (the “Term Facility”), by and among King, Credit Suisse, Cayman Islands Branch, Wachovia Bank, National Association, Bank of Lincolnwood, Dnb NOR Bank ASA, DZ Bank, Deutsche Genossenschaftsbank, New York Branch, First Tennessee Bank, National Association, Siemens Financial Services, Inc., Suntrust Bank, The Private Bank and Trust Company, Union Bank, N.A., and U.S. Bank, N.A. Information relating to the Credit Agreement and the Term Facility is contained within King’s Amendment No. 10 to Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2008, and its Current Report on Form 8-K, filed by King with the SEC on January 5, 2009, and is incorporated by reference herein.
     All information contained within the section entitled “Source and Amount of Funds” of the Amended and Restated Offer to Purchase (together with any amendments and supplements thereto, the “Amended and Restated Offer to Purchase”), attached as Exhibit (a)(1)(H) to Amendment No. 6 to Schedule TO, filed by King and Purchaser with the SEC on December 8, 2008, as amended and supplemented, is incorporated herein by reference.
Item 4. Purpose of Transaction.
     The purpose of the transaction was for King to acquire control of, and ultimately the entire common equity interest in, Alpharma. Pursuant to the Merger Agreement, Purchaser made its offer upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, and in the related amended and restated Letter of Transmittal, filed by King and Purchaser with the SEC on December 8, 2008. The Offer expired at 10:00 a.m. New York City time, on Monday, December 29, 2008.
     On Monday, December 29, 2008, King announced the completion of the Offer and, pursuant to the terms and conditions of the Merger Agreement, Purchaser exercised its Top Up Option to purchase the Top Up Shares, directly from Alpharma. Purchaser paid a purchase price of $37.00 per Share, the same amount paid for each Share tendered and accepted for payment by Purchaser pursuant to the Offer, for the Top Up Shares by delivery of a promissory note in favor of Alpharma. The Top Up Shares, when combined with the Shares purchased in the Offer, were sufficient to give Purchaser aggregate ownership of more than 90% of the outstanding Shares.
     Also on Monday, December 29, 2008, the Merger was effected through a short-form merger of Purchaser with and into Alpharma in accordance with the provisions of Delaware law that authorize the completion of the Merger without a vote or meeting of the stockholders of Alpharma (a “Short Form Merger”). As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger was cancelled and ceased to exist and (other than Shares held by Alpharma, King, Purchaser or by stockholders who exercise appraisal rights under, and in accordance with, Delaware law) converted in the Merger into the right to receive $37.00 per Share, without interest and subject to any required withholding of taxes. Pursuant to the terms of the Merger Agreement, upon the acceptance for payment and payment for shares pursuant to the Offer on December 29, 2008, each of Peter Tombros, Finn Berg Jacobsen, Peter W. Ladell, Ramon M. Perez and David C. U’Prichard resigned from the board of directors of Alpharma, and have been replaced by designees selected by King. Upon completion of the Merger, Dean J. Mitchell, the Chief Executive Officer, President and a director of Alpharma, also resigned from Alpharma’s board of directors. Alpharma’s new board of directors is comprised of Brian A. Markison, Joseph Squicciarino and James W. Elrod, each of whom is an officer of King. Further, upon consummation of the Merger, the certificate of incorporation and bylaws of Alpharma were amended and restated pursuant to the provisions of the Merger Agreement and the certificate of ownership and merger filed with the Secretary of State of the State of Delaware. On January 6, 2009, a Form 25 was filed with the SEC to delist the Shares from the New York Stock Exchange and a Form 15 is expected to be filed with the SEC to terminate the Shares from registration under the Securities Exchange Act of 1934, as amended.
     As a result of the Merger, Alpharma will continue its business and operations as a wholly owned subsidiary of King. All information contained in the sections of the Amended and Restated Offer to Purchase entitled “The Merger Agreement”; “Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations”; and “Purpose of the Offer and the Merger; Approval of the Merger; Appraisal Rights; ‘Going-Private’ Transactions” is incorporated herein by reference. Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, King has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.
     This Statement’s summaries of certain provisions of the Merger Agreement, a copy of which is filed as an exhibit hereto, are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement.
Item 5. Interest in Securities of the Issuer.
     (a), (b) and (c) On December 29, 2008, Purchaser accepted 35,252,205 Shares for purchase in connection with the Offer, which Shares represented the number of Shares properly tendered and not withdrawn as of the expiration date for the Offer (excluding Shares subject to notices of guaranteed delivery).
     Upon completion of the Offer, on December 29, 2008, King was the beneficial owner of 35,252,205 Shares, representing more than 84% of the issued and outstanding Shares.
     Subsequently, on December 29, 2008, Purchaser also exercised the Top Up Option under the Merger Agreement. Pursuant to the exercise of the Top Up Option described in Items 3 and 4 above, Purchaser purchased from Alpharma, at the Offer Price, 26 million Shares. Following such purchase of Shares pursuant to the exercise of the Top Up Option, together with Shares previously owned by Purchaser, Purchaser owned more than 90% of the outstanding Shares. Ownership of 90% of the outstanding Shares permitted Purchaser to effect a Short Form Merger.
     Pursuant to the Merger Agreement, at the effective time of the Merger, all Shares outstanding prior to such time were cancelled and ceased to exist and (other than Shares held by Alpharma, King, Purchaser or by stockholders who exercise appraisal rights under, and in accordance with, Delaware law) converted in the Merger into the right to receive $37.00 per Share, without interest and subject to any required withholding of taxes. As a result, all of the Shares owned by King and Purchaser were cancelled and ceased to exist. Immediately prior to the Merger, King held 100 shares of the common stock of Purchaser, par value $0.01 per share, which shares represented all of the issued and outstanding capital stock of Purchaser. Upon the Merger, each share of Purchaser held by King converted into one share of Class A Common Stock. Thereafter, Purchaser’s separate corporate existence ceased and Alpharma survived the Merger as a direct, wholly-owned subsidiary of King. As of December 29, 2008, King is the direct owner of 100 shares of Class A Common Stock, representing 100% of the issued and outstanding shares of Class A Common Stock. As of the date of this Schedule 13D, King owns and has the power to vote or direct the voting, and to dispose or direct the disposition of 100 shares of Class A Common Stock, which constitutes 100% of the outstanding shares of Class A Common Stock.
     Except as set forth or incorporated herein, neither King, nor, to the knowledge of King, any of the individuals listed in Schedule A attached hereto has effected any transaction in the Shares or the Class A Common Stock during the past sixty days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the section of the Amended and Restated Offer to Purchase entitled “Background of the Offer” is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.
Item 7. Material to be Filed as Exhibits.
1.	Agreement and Plan of Merger, dated as of November 23, 2008, by and among King Pharmaceuticals, Inc., Albert Acquisition Corp. and Alpharma Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by King Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 24, 2008).
2.	Amended and Restated Offer to Purchase, dated as of December 8, 2008 (incorporated herein by reference to Exhibit (a)(1)(H) to Amendment No. 6 to Schedule TO, filed by King Pharmaceuticals, Inc. and Albert Acquisition Corp. with the Securities and Exchange Commission on December 8, 2008, as amended and supplemented).
3.	Amended and Restated Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(I) to Amendment No. 6 to Schedule TO, filed by King Pharmaceuticals, Inc. and Albert Acquisition Corp. with the Securities and Exchange Commission on December 8, 2008).
4.	Amendment No. 1, dated as of December 5, 2008, to the Credit Agreement, dated as of April 19, 2007, among King Pharmaceuticals, Inc., the Lenders party thereto, Credit Suisse, Cayman Islands Branch, and the other agents party thereto (incorporated herein by reference to Exhibit (b)(3) to Amendment No. 8 to Schedule TO, filed by King Pharmaceuticals, Inc. and Albert Acquisition Corp. with the Securities and Exchange Commission on December 15, 2008).
5.	Second Amended and Restated Commitment Letter, dated as of December 17, 2008, among King Pharmaceuticals, Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC (incorporated herein by reference to Exhibit (b)(4) to Amendment No. 9 to Schedule TO, filed by King Pharmaceuticals, Inc. and Albert Acquisition Corp. with the Securities and Exchange Commission on December 19, 2008).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KING PHARMACEUTICALS, INC.

	By:	/s/ Brian A. Markison
Date: January 8, 2009
	Name:	Brian A. Markison
	Title:	Chairman, President and Chief Executive Officer

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF
KING PHARMACEUTICALS, INC.
The name, business address and present principal occupation or employment of each of the directors and executive officers of King are set forth on this Schedule A. The address of King is: King Pharmaceuticals, Inc. 501 Fifth Street, Bristol, Tennessee 37620. Where applicable, the business address listed for each individual not principally employed by King is the address of the corporation or other organization that principally employs that individual as listed below. Each person identified on this Schedule A is a citizen of the United States, other than Elizabeth M. Greetham who is a citizen of the Great Britain.
     DIRECTORS

Name	Present Principal Occupation or Employment
Earnest W. Deavenport, Jr.	Director of King

Elizabeth M. Greetham	Director of King

Philip A. Incarnati	President and Chief Executive Officer of McLaren Health Care Corporation

Gregory D. Jordan, Ph.D.	President of King College in Bristol, Tennessee

Brian A. Markison	President and Chief Executive Officer of King Pharmaceuticals, Inc.

R. Charles Moyer, Ph.D.	Dean of the College of Business at the University of Louisville

D. Greg Rooker	Secretary and Treasurer of the Jason Foundation

Ted G. Wood	Director of King

SCHEDULE A
(Continued)
EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
Brian A. Markison	Chairman, President and Chief Executive Officer King Pharmaceuticals, Inc.

Joseph Squicciarino	Chief Financial Officer King Pharmaceuticals, Inc.

Stephen J. Andrzejewski	Chief Commercial Officer King Pharmaceuticals, Inc.

Frederick Brouillette, Jr.	Corporate Compliance Officer King Pharmaceuticals, Inc.

Eric J. Bruce	Chief Technical Operations Officer King Pharmaceuticals, Inc.

Eric G. Carter M.D., Ph.D.	Chief Science Officer King Pharmaceuticals, Inc.

James W. Elrod	Chief Legal Officer and Secretary King Pharmaceuticals, Inc.

James E. Green	Executive Vice President, Corporate Affairs King Pharmaceuticals, Inc.